SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
______________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2003

Telesystem International Wireless Inc.
(Translation of registrant's name into English)

1250 René-Lévesque Street West, 38th floor,
Montreal, Quebec H3B 4W8 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]
40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]
No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto is a press release of the Registrant dated December 12, 2003 relating to the sale of its interest in Hexacom India Limited

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESYSTEM INTERNATIONAL WIRELESS INC.

By:
/s/ Margriet Zwarts

Name:	Margriet Zwarts
Title:	General Counsel and Secretary

Date: December 15, 2003

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Attached hereto is a press release of the Registrant dated December 12, 2003 relating to the sale of its interest in Hexacom India Limited.